May 5, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	Medigus Ltd. (the “Company”)
Registration Statement on Form F-3 (the “Registration Statement”)
Filed on April 21, 2020
File No. 333-237774

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the effectiveness of the registration statement on Form F-3 (File No. 333-237774) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 04:00 p.m., Eastern Time, on May 5, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by email to our counsel, Meitar Law Offices, by emailing Dr. Shachar Hadar, Esq. at shacharh@meitar.com and Jonathan M. Nathan, Esq. at jonathann@meitar.com.

Sincerely,

/s/ Liron Carmel
Liron Carmel Chief Executive Officer Medigus Ltd.